United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

November 2014

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F  ☒  Form 40-F  ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

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(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

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(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Table of Contents:

Press Release	3
Signature Page	5

Press Release

Vale announces new Executive Directors for Ferrous Minerals and Base Metals

Rio de Janeiro, November 14, 2014 — Vale S.A. (Vale) announces today that Peter Poppinga will assume the position of Executive Director for Ferrous Minerals effective immediately, with the appointment already approved by the Board of Directors.  José Carlos Martins, who previously held the position, has left the company to take on new challenges in his successful career. A Brazilian, Peter studied Geology at the Federal University of Rio de Janeiro (UFRJ), Brazil, and has an undergraduate degree in Applied Geology from the University of Clausthal-Zellerfeld, Germany. He also took extension courses in Mining Engineering and Geostatistics.

With more than 20 years of experience in iron ore, Peter began his career in 1984 at Samitri, an iron and manganese mining company, where he held various leadership positions in mine planning, iron ore production and sales and marketing.  He also held shared responsibility for sales of pellet production at Samarco and was actively involved in the development of the Chinese iron ore market. Peter joined Vale in 1999 in the Iron Ore Commercial area, where he held several positions in the company’s foreign sales offices, including Sales Director in New York and Belgium, and CEO of Vale International in Switzerland. In 2007, soon after the acquisition of the Canadian company Inco, he held several corporate positions in Toronto, Canada. In 2009, he returned to operations as COO of Base Metals Operations, Asia & Pacific, based in Australia.

In 2011, he was appointed Executive Director of Base Metals and IT, leading 16 operating sites around the world and driving major transformations and asset base optimization that turned the business around and delivered significantly improved results.  During his tenure, Vale’s Base Metals EBITDA increased from US$ 600 million in 2012 to almost US$ 3 billion in 2014, due largely to increased productivity and the removal of 1.4 billion US$ in costs from the business. This resulted in free cash flow increasing from negative US$ 3 billion in 2012 to a positive US$ 1 billion in 2014, despite a worsening price environment.

Vale believes Peter’s track record of productivity increases and achievements in cost reductions in the Base Metals business will serve him well in making the Iron Ore business even more competitive. “Vale has the best Iron Ore assets in the industry,” said Peter. “We are very well positioned to create value for our shareholders going forward through operational excellence and an increased focus on productivity, compounding the effect of increasing Volumes and Quality which we are just starting to deliver.”

Jennifer Maki will take over as Executive Director of Base Metals. Jennifer has an undergraduate degree in Business from Queens University and a postgraduate diploma from the Institute of Chartered Accountants, both in Ontario, Canada. After working at PricewaterhouseCoopers for 10 years, she joined Vale in 1993 as Assistant Controller. Since then, Jennifer has held several different positions, including VP & Treasurer and Chief Financial Officer (CFO). Since January 2014, she has been the Chief Financial and Administrative Officer for Base Metals, as well as participating actively in the management of Base Metals businesses outside Canada. She has been a member of the Board of Commissioners of PT Vale Indonesia Tbk (PTVI) since 2007 and recently became its President Commissioner.

In these positions, Jennifer has made major contributions to the business, taking firm action in cost management and control, in the implementation of funding strategies, in negotiating joint venture agreements in Base Metals, and in the coordination of work to resolve issues related to the pension funds of Base Metals group companies, among other things.

For further information, please contact:

+55-21-3814-4540

Rogerio Nogueira: rogerio.nogueira@vale.com

Andre Figueiredo: andre.figueiredo@vale.com

Carla Albano Miller: carla.albano@vale.com

Andrea Gutman: andrea.gutman@vale.com

Claudia Rodrigues: claudia.rodrigues@vale.com

Marcelo Bonança Correa: marcelo.bonanca@vale.com

Marcelo Lobato: marcelo.lobato@vale.com

Marcio Loures Penna: marcio.penna@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Rogerio T. Nogueira
Date: November 14, 2014		Rogerio T. Nogueira
Director of Investor Relations